

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

September 11, 2006

Mr. Ross A. Benavides
Chief Financial Officer
Genesis Energy, L.P.
500 Dallas, Suite 2500
Houston, Texas 77002

> **Re: Genesis Energy, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 7, 2006**
> **File No. 1-12295**

Dear Mr. Benavides:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief